Exhibit 99.1

PETRO-CANADA

EXHIBIT TO September 30, 2008 CONSOLIDATED FINANCIAL STATEMENTS

In connection with Petro-Canada’s Short Form Base Shelf Prospectus dated March 31, 2008, relating to the sale and issue of up to $US 4,000,000,000 in debt securities, the following sets out, as required pursuant to National Instrument 44-102, the updated calculation of the interest coverage ratio for the twelve month period ended September 30, 2008. The interest coverage ratio set forth below gives effect to the issuance of all of our debt and repayment and redemption thereof as of September 30, 2008.

The following consolidated interest coverage ratio does not purport to be indicative of the interest coverage ratio for any future periods.

Twelve Months Ended
September 30, 2008

Interest coverage on debt:
Earnings(1)(2)....................................................................................	29.0 times

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Notes:

(1)     Interest coverage on debt on an earnings basis is equal to net earnings before interest expense and income taxes divided by interest expenditures (interest expense plus capitalized interest).

(2)     Our interest expenditures (interest plus capitalized interest) amounted to $253 million for the 12 months ended September 30, 2008.  Included in interest expense is capitalized interest of $54 million for the 12 months ended September 30, 2008.  Our earnings before interest expense and income taxes for the 12 months ended September 30, 2008 were $7,326 million